March 24, 2025

Mitchell Creem
Chief Executive Officer
Pioneer Acquisition I Corp
131 Concord Street
Brooklyn, NY 11201

       Re: Pioneer Acquisition I Corp
           Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted March 11, 2025
           CIK No. 0002040381
Dear Mitchell Creem:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 27, 2025 letter.

Form DRS S-1 Amendment No. 2 Filed March 11, 2025
Cover Page

1. We acknowledge your response and revisions to prior comment 1. Please revise to provide a cross-reference to other relevant sections in the prospectus for disclosures related to compensation, highlighted by prominent type or in another manner, such as the compensation disclosures in your Summary section. See Item 1602(a)(3) of
       Regulation S-K.
 March 24, 2025
Page 2
Initial Business Combination, page 11

2. We acknowledge your revisions in response to prior comment 4. We note, however, that your table here continues to reflect a payment of $10,000 per month for office space, administrative and certain financial services, but your Use of Proceeds table contemplates additional fees payable for the same line item. Please revise your disclosures to reconcile.
Report of Independent Registered Public Accounting Firm, page F-2

3. We note the signature of WithumSmith+Brown, PC has been omitted from your audit report. Please amend to provide a signed audit report.
General

4. We note your response to prior comment 9 and your revised disclosures. However, we note that your disclosures continue to state that you may hold a shareholder vote to amend the period of time in which you have to complete an initial business combination, "as well as to modify the substance or timing of [y]our obligation to redeem 100% of [y]our public shares." Please revise to clarify what you mean by this phrase.

       Please contact Kellie Kim at 202-551-3129 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Dorrie Yale at 202-551-8776
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Michael J. Blankenship